Exhibit 21
Subsidiaries of Company

Name	Jurisdiction of Incorporation
Citizens Business Bank	California
CVB Ventures, Inc (Inactive)	California
Chino Valley Bancorp (Inactive)	California
Orange National Bancorp (Inactive)	California
CVB Statutory Trust I	Connecticut
CVB Statutory Trust II	Delaware
CVB Statutory Trust III	Connecticut
First Coast Capital Statutory Trust II	Delaware